T STAMP, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2019 and 2018

And Report of Independent Auditor

34

T STAMP, INC. AND SUBSIDIARIES
TABLE OF CONTENTS

Report of Independent Auditor

To the Board of Directors
T Stamp, Inc. and Subsidiaries
Atlanta, Georgia

We have audited the accompanying consolidated financial statements of T Stamp, Inc. and Subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

F-1

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, since its inception, the Company's revenues have been lower than its operating expenses and has incurred significant losses, negative cash flows from operations, and has an accumulated deficit, all of which result in substantial doubt about the ability of the Company to continue as a going concern. Management's evaluation of the events and conditions and management's plans in regard to that matter hinge upon successfully raising additional capital as described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Cherry Bekaert, LLP

Atlanta, Georgia
February 28, 2020

(Except for the retrospective restatement of the consolidated balance sheets and consolidated statements of stockholders' equity (deficit) to reflect the October 24, 2019 1602.56-for-1 forward stock split and the common and diluted loss per share and weighted average shares data included in the consolidated statements of operations which the date is April 2, 2020, and for the disclosure of the promissory note, guaranty and stock pledge agreement, and warrant agreement issued to Second Century Ventures on April 22, 2020 in Note 20 which the date is April 28, 2020.)

F-2

T STAMP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 331,761	$ 167,702
Accounts receivable	87,759	17,968
Related party receivables	16,322	97,894
Stock subscription receivable asset	-	1,000,000
Prepaid expenses and other current assets	122,690	77,006
Total Current Assets	558,532	1,360,570
Property and equipment, net	1,167,147	903,757
Goodwill	1,248,664	1,248,664
Intangible assets, net	8,772	16,070
Investment in related party, at cost	962,000	-
Other assets	47,010	94,394
Total Assets	$ 3,992,125	$ 3,623,455

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-3

T STAMP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2019 AND 2018

	2019	2018
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 150,539	$ 34,341
Accrued expenses	53,835	79,232
Related party payables	198,744	191,691
Convertible notes payable plus accrued interest of $15,000 and $-0-, respectively	115,000	-
Deferred revenue	141,000	25,000
Total Current Liabilities	659,118	330,264
Convertible notes payable plus accrued interest of $2,250 and $201,070, respectively	717,250	2,816,070
Warrant liabilities	287,750	287,750
SAFE liabilities	2,236,953	867,708
Total Liabilities	3,901,071	4,301,792
Commitments and Contingencies, Note 8		
Stockholders' Equity (Deficit):		
Series A convertible preferred stock $.01 par value, 2,000,000 shares authorized, 130,240 and 0 shares issued and outstanding at December 31, 2019 and 2018	1,450,000	-
Common stock $.01 par value, 7,500,000 shares authorized, 1,924,996 and 1,379,006 shares issued and outstanding at December 31, 2019 and 2018	19,250	13,970
Additional paid-in capital	6,151,054	5,194,515
Noncontrolling interest	163,245	164,698
Stockholders' notes receivable	(225,000)	(225,000)
Stock subscription receivable	-	(500,000)
Accumulated other comprehensive loss	(33)	(2,384)
Accumulated deficit	(7,467,462)	(5,323,956)
Total Stockholders' Equity (Deficit)	91,054	(678,337)
Total Liabilities and Stockholders' Equity (Deficit)	$ 3,992,125	$ 3,623,455

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-4

T STAMP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	**2018**
Net sales	$ 2,108,884	$ 834,660
Operating Expenses:		
Cost of services provided	702,744	270,485
Research and development	854,590	556,249
Selling, general, and administrative	2,284,613	2,206,522
Depreciation and amortization	303,054	179,719
Total Operating Expenses	4,145,001	3,212,975
Operating Loss	(2,036,117)	(2,378,315)
Other Income (Expense):		
Interest income	70	2,452
Interest expense	(98,612)	(230,668)
Change in fair value of warrant liability	-	(10,331)
Other income	82	2,802
Other expense	(2,198)	(3,186)
Total Other Expense, Net	(100,658)	(238,931)
Net Loss before Taxes	(2,136,775)	(2,617,246)
Income tax expense	(8,184)	(6,932)
Net loss including noncontrolling interest	(2,144,959)	(2,624,178)
Net loss attributable to noncontrolling interest	(1,453)	(666)
Net loss attributable to T Stamp, Inc.	$ (2,143,506)	$ (2,623,512)
Basic and diluted net loss per share attributable to T Stamp, Inc.	$ (1.26)	$ (2.13)
Weighted-average shares used to compute basic and diluted net loss per share	1,698,196	1,233,630

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-5

T STAMP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	**2018**
Net loss including noncontrolling interest	$ (2,144,959)	$ (2,624,178)
Other Comprehensive Loss:		
Foreign currency translation adjustments	2,351	(2,384)
Total Other Comprehensive Loss	2,351	(2,384)
Comprehensive loss	(2,142,608)	(2,626,562)
Comprehensive loss attributable to noncontrolling interest	(1,453)	(666)
Comprehensive loss attributable to T Stamp, Inc.	$ (2,141,155)	$ (2,625,896)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-6

T STAMP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2019 AND 2018

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Noncontrolling Interest	Stockholders' Notes Receivable	Stock Subscription Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Interest	Receivable	Receivable	Loss	Deficit	Total
Balance, January 1, 2018	-	$ -	1,152,244	$ 11,522	$ 1903,527	-	$ -	$ 165,364	$ (225,000)	$ -	$ -	$ (2,700,444)	$ (845,030)
Issuance of common stock	-	-	202,724	2,027	2,677,973	-	-	-	-	-	-	-	2,680,000
Issuance of common stock through conversion of convertible notes payable	-	-	24,038	240	319,760	-	-	-	-	-	-	-	320,000
Issuance of stockholders' note receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	293,255	-	-	-	-	-	-	-	293,255
Currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(2,384)	-	(2,384)
Stock subscription receivable	-	-	-	-	-	-	-	-	-	(500,000)	-	-	(500,000)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(666)	-	-	-	-	(666)
Net loss attributable to T Stamp, Inc.	-	-	-	-	-	-	-	-	-	-	-	(2,623,512)	(2,623,512)
Balance, December 31, 2018	-	-	1,379,006	13,790	5,194,515	-	-	164,698	(225,000)	(500,000)	(2,384)	(5,323,956)	(678,337)
Vesting of stock awards	-	-	98,874	989	(989)	-	-	-	-	-	-	-	-
Issuance of common stock in exchange for Emergent Class A Units	-	-	447,115	4,471	957,528	-	-	-	-	-	-	-	962,000
Issuance of Series A convertible preferred stock	62,874	700,000	-	-	-	-	-	-	-	-	-	-	700,000
Conversion of SAFE liability to Series A convertible preferred stock	67,366	750,000	-	-	-	-	-	-	-	-	-	-	750,000
Issuance of shares into T stamp Incentive Holdings	-	-	-	-	-	320,513	-	-	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	-	-	-	-	-	2,351	-	2,351
Stock subscription receivable extinguishment	-	-	-	-	-	-	-	-	-	500,000	-	-	500,000
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(1,453)	-	-	-	-	(1,453)
Net loss attributable to T Stamp, Inc.	-	-	-	-	-	-	-	-	-	-	-	(2,143,506)	(2,143,506)
Balance, December 31, 2019	130,240	$1,450,000	1,924,996	$ 19,250	$6,151,054	320,513	$ -	$ 163,245	$ (225,000)	$ -	$ (33)	$ (7,467,462)	$ 91,054

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-7

T STAMP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash flows from operating activities:		
Net loss attributable to T Stamp, Inc.	$ (2,143,506)	$ (2,623,512)
Net loss attributable to noncontrolling interest	(1,453)	(666)
Adjustments to reconcile net loss to cash flows from operating activities:		
Depreciation and amortization	303,054	179,719
Stock-based compensation	40,218	293,255
Change in fair value of warrant liability	-	10,331
Noncash revenue discount	-	202,220
Noncash interest	72,083	228,893
Noncash revenue related to Emergent termination	(274,593)	-
Extinguishment of liability related to Emergent termination	137,935	-
Recognition (utilization) of R&D credit receivable against payroll tax	-	375
Changes in assets and liabilities:		
Accounts receivable	(69,791)	(17,968)
Related party receivables	81,572	6,137
Prepaid expenses and other current assets	(45,684)	14,520
Other assets	47,384	-
Accounts payable and accrued expenses	50,583	(1,473)
Related party payables	7,053	189,327
Deferred revenue	116,000	(768,425)
Net cash flows from operating activities	(1,679,145)	(2,287,267)
Cash flows from investing activities:		
Purchases of property and equipment	(4,391)	(21,539)
Capitalized internally developed software costs	(554,756)	(636,271)
Patent application costs	-	(17,015)
Net cash flows from investing activities	(559,147)	(674,825)
Cash flows from financing activities:		
Proceeds from issuance of common stock, net of stock subscription receivable	-	1,499,999
Proceeds from stock subscription receivable	1,000,000	-
Proceeds from issuance of Series A convertible preferred stock	700,000	-
Proceeds from borrowings under a factoring agreement	100,000	-
Repayment of borrowings under a factoring agreement	(100,000)	-
Proceeds from issuance of convertible notes payable	700,000	-
Net cash flows from financing activities	2,400,000	1,499,999
Effect of foreign currency translation on cash	2,351	(2,384)
Net change in cash and cash equivalents	164,059	(1,464,477)
Cash and cash equivalents, beginning of year	167,702	1,632,179
Cash and cash equivalents, end of year	$ 331,761	$ 167,702
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 26,529	$ 1,775
Supplemental disclosure of noncash activities:		
Issuance of common stock in exchange for investment in related party	$ 962,000	$ -
Conversion of SAFE liability to Series A convertible preferred stock	$ 750,000	$ -
Assignment of convertible notes payable plus accrued interest	$ 2,748,611	$ -
Issuance of SAFE liability	$ 2,111,953	$ -
Stock subscription receivable extinguishment	$ 500,000	$ -
Issuance of stock subscription receivable	$ -	$ 1,500,000
Conversion of notes payable and accrued interest	$ -	$ 320,000

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-8

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1—Description of business and summary of significant accounting policies

Description of Business – T Stamp, Inc. was incorporated on April 11, 2016 in the State of Delaware. T Stamp, Inc. and Subsidiaries ("Trust Stamp" or the "Company") develops and markets identity authentication software solutions for enterprise partners and peer-to-peer markets. The Company's patented proof of liveness technology that allows the Company to provide a unique suite of facial biometric based products that address critical needs in the financial, real estate, healthcare, insurance and P2P markets. The Company's target markets and existing partnerships are characterized by the growing use of cyber connections to establish relationships requiring secure identification. The Company's products address compliance issues such as Know Your Customer and Anti-Money Laundering as well as safety issues in various industries. Wherever there is a cyber relationship and/or a need for the trusted, secure identification/recognition of the parties to a transaction, Trust Stamp is developing unique products for which there are a growing demand.

Principles of Consolidation – The accompanying consolidated financial statements reflect the activity of the Company and its subsidiaries, Trusted Mail Inc. ("Trusted Mail"), Sunflower Artificial Intelligence Technologies ("SAIT"), and Finnovation LLC ("Finnovation"). All significant intercompany transactions and accounts have been eliminated.

Use of Estimates – The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may be materially different from those estimates.

Assets and liabilities which are subject to judgment and use of estimates include capitalized internal-use software, the recoverability of goodwill, long-lived assets and investments recorded at cost, useful lives associated with intangible assets and capitalized internal-use software, and the valuation and assumptions underlying stock-based compensation, warrant liabilities, and Simple Agreements for Future Equity ("SAFE") liabilities.

Risks and Uncertainties – The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Liabilities Related to Warrants to Purchase a Variable Number of Common Stock – The Company records certain common stock warrants issued (see Note 14 for more detailed information) at fair value and recognizes the change in the fair value of such warrants as a gain or loss which is reported in the other income (expense) section in the consolidated statements of operations. In accordance with Accounting Standards Codification ("ASC") Topic 480, *Distinguishing Liabilities from Equity*, the Company reports the warrants recorded at fair value as liabilities because they contain certain provisions that may require the Company to issue a variable number of shares to settle such obligations. At the end of each reporting period, management determines the fair value of liabilities related to particular outstanding warrants by measuring the fair value of a common stock based on third party sales of common stock near the reporting date or the intrinsic value associated with the terms of certain warrants. The Company considered the use of a binomial model to value certain warrants at each reporting period but noted due to the limited number of warrants issued and underlying fair value of the common stock, differences in valuation would be immaterial to the consolidated financial statements taken as a whole.

Revenue Recognition – Prior to 2019, the Company generated revenue from rendering services under a funded software development arrangement as the technological feasibility of the computer software product being developed on the customer's behalf had not been established. The arrangement was accounted for as a service contract and amounts received from the funding party was recognized as revenue as the services were rendered.

F-9

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1—Description of business and summary of significant accounting policies (continued)

Additionally, the Company had also generated revenue from exclusivity clauses granted under a funded software-development arrangement, whereby the Company agrees that it will not provide certain products or services to others or will do so only on a limited basis. The Company's policy is to treat exclusivity payments as a separately bargained for exclusivity arrangement and is considered a separate deliverable in which revenue is recognized ratably over the exclusivity period. All services rendered under the funded software development arrangement and revenue generated from exclusivity clauses was fully recognized prior to December 31, 2018 and the contract was completed.

The Company adopted the requirements of the Financial Accounting Standards Board's ("FASB") Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("Topic 606") as of January 1, 2019, utilizing the modified retrospective method of transition. Adoption of the new revenue standard resulted in changes to the Company's accounting policies for revenue recognition as detailed below. Based on the results of the Company's evaluation, the adoption of the new revenue standard did not have an impact on its revenue for the year ended December 31, 2019, as all revenue generated under contracts entered into prior to January 1, 2019 were completed as of December 31, 2018. Furthermore, the Company has not had a history of paying commissions and as a result there are no incremental commission costs to obtain contracts.

For the year ended, December 31, 2019, the Company derives its revenue primarily from professional services. Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, the Company includes an estimate of the amount it expects to receive or the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

- ·   Identification of the contract, or contracts with a customer;
- ·   Identification of the performance obligations in the contract;
- ·   Determination of the transaction price;
- ·   Allocation of the transaction price to the performance obligations in the contract; and
- ·   Recognition of revenue when or as the Company satisfies the performance obligations.

At contract inception, the Company will assess the services agreed upon within each contract and assess whether each service is distinct and determine those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. In general each contract with a customer consists of a single performance obligation to perform services in which revenue is recognized when the service has been delivered. Based on the Company deriving its revenue primarily from professional services, the Company does not disclose a disaggregation of revenue other than customer concentrations disclosed in Note 4.

Deferred Revenue – Deferred revenue includes amounts collected or billed in excess of recognizable revenue. Such amounts are recognized by the Company over the life of the contract upon meeting the revenue recognition criteria.

Cost of Services – Cost of services provided generally consists of the cost of hosting fees, and cost of labor associated with professional services rendered. Depreciation and amortization expense is not included in cost of services.

F-10

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1—Description of business and summary of significant accounting policies (continued)

Research and Development – Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries and benefits and relate primarily to time spent during the preliminary project stage and post implementation maintenance and bug fixes associated with capitalized internal-use software activities, front end application development in which technological feasibility has not been established, and services rendered to customers under funded software-development arrangements. Depreciation and amortization expense is not included in research and development.

Advertising – Advertising costs are expensed as incurred. Advertising and marketing expense totaled $86,813 and $93,181 for the years ended December 31, 2019 and 2018, respectively.

Fair Value of Assets and Liabilities – The Company follows the relevant U.S. GAAP guidance regarding the determination and measurement of the fair value of assets/liabilities in which fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction valuation hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The guidance describes the following three levels of inputs that may be used in the methodology to measure fair value:

> *Level 1* – Quoted prices available in active markets for identical investments as of the reporting date;

> *Level 2* – Inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date; and

> *Level 3* – Unobservable inputs, which are to be used in situations where there is little or no market activity for the asset or liability and wherein the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The estimated fair values of cash, accounts receivable, related party receivables, stock subscription receivable asset, accounts payable, accrued expenses, related party payables, deferred revenue, convertible notes payable, SAFE liabilities approximate their carrying values. The Company accounts for its financial assets and liabilities at fair value regularly. The Company evaluates the fair value of its non-financial assets and liabilities on a nonrecurring basis.

Cash and Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of three months or less when purchased to be cash equivalents. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2019 and 2018, the Company had $42,975 and $0, respectively, which exceeded these insured amounts.

Accounts Receivable – No allowance for bad debts has been established. Bad debts are recognized when they are deemed uncollectible, and management considers all present receivables fully collectible.

Property and Equipment – Property and equipment are recorded at cost. Additions and major improvements are capitalized, while routine maintenance and repairs are charged to expense as incurred. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives.

F-11

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1—Description of business and summary of significant accounting policies (continued)

Capitalized Software Development Costs – The Company capitalizes eligible costs to develop internal-use software that are incurred subsequent to the preliminary project stage through the development stage. The estimated useful life of costs capitalized is evaluated for each specific project. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore changes in amortization expense in future periods. Capitalized internal-use software is included in property and equipment in the accompanying consolidated balance sheets.

Long-Lived Assets – The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company determined that as of December 31, 2019 and 2018, no property and equipment, including capitalized internal-use software costs, was impaired.

Goodwill – In accordance with ASC Topic 350, *Intangibles – Goodwill and Other*, the Company does not amortize goodwill. Goodwill is tested for impairment annually or more frequently if events or circumstances indicate the goodwill might be impaired. Such conditions may include an economic downturn or a change in the assessment of future operations.

The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. The impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair value of its reporting unit using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. The amount the carrying value of the reporting unit exceeds the reporting unit's fair value, if any, is recognized as an impairment loss. Management does not believe that the carrying values of intangible assets, including goodwill, are impaired as of December 31, 2019.

Stock- Based Compensation – The Company accounts for its stock-based compensation arrangements at fair value. Fair value of each option grant is estimated on the date of grant using either the Black-Scholes-Merton Model for stock options granted or using the fair value of a common stock for restricted stock grants. The calculated fair value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line method.

Foreign Currency Translation – The functional currency for the Company's foreign subsidiary is the local currency. For that subsidiary, the assets and liabilities are translated into U.S. dollars at the exchange rate method at the balance sheet date. The Company's other comprehensive income (loss) is comprised of foreign currency translation adjustments related to the Company's foreign subsidiary. Income and expenses are translated at the average exchange rates for the period. Foreign currency exchange gain and losses are recorded in other income (expense).

Income Taxes – The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is created for deferred tax assets unless it is considered more likely than not that deferred tax assets will be realized.

F-12

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1—Description of business and summary of significant accounting policies (continued)

Management has evaluated all other tax positions that could have a significant effect on the consolidated financial statements and determined the Company had no uncertain income tax positions at December 31, 2019 or 2018.

Simple Agreements for Future Equity ("SAFEs") – The Company has issued several SAFEs in exchange for cash financing. These funds have been classified as long-term liabilities (See Note 15). The Company has accounted for its SAFEs as liability derivatives under ASC 815, *Derivatives and Hedging* . If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2019 and December 31, 2018, the fair values of the SAFEs are equal to their face amounts that are the amounts originally transacted for, as evidenced by the SAFE amounts being transacted in arm's length transactions with unrelated parties.

Loss per Share – Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common stock equivalents for the period. For purposes of this calculation, options to purchase common stock, warrants, and the conversion option of convertible notes are considered to be potential common shares outstanding. Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. The Company's potential common shares outstanding were not included in the calculation of diluted net loss per share as the effect would be anti-dilutive.

New Accounting Pronouncements – In February 2016, FASB issued ASU 2016-02, *Leases*. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the calendar year ending December 31, 2021. The Company is currently in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements. See Note 8 for the Company's operating leases.

Note 2—Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of ($2,143,506) and ($ 2,623,512) during the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of ($7,467,462) as of December 31, 2019.

The Company's ability to continue as a going concern in the next 12 months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3—Variable interest entity

On April 9, 2019, management created a new entity, Tstamp Incentive Holdings ("TSIH"). Furthermore, on April 25, 2019, the Company issued 320,513 shares of common stock to TSIH that the Board can use for employee stock awards in the future. None of these shares are outstanding as of December 31, 2019. The Company does not own a majority of the stock in TSIH. However, the Company considers this entity to be a variable interest entity ("VIE") because it is thinly capitalized and holds no cash. Because the Company does not own shares in TSIH, management believes that this gives the Company a variable interest. Further, management of the Company also acts as management of TSIH and is the decision maker as management grants shares held by TSIH to employees of the Company. As this VIE owns only shares in the Company and no other liabilities or assets, the Company is the primary beneficiary of TSIH and will consolidate the VIE.

F-13

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 4—Major customer and concentrations

Prior to 2019, the Company has been economically dependent on one customer for which this customer comprised 100% of the Company's revenues. During the year ended December 31, 2019, the Company was economically dependent on two customers which made up approximately 87% of total revenue. The remaining revenue recognized during the year ended December 31, 2019, which made up approximately 13% of total revenue, related to the termination of the Emergent Technology Holdings LP ("Emergent") Subscription Agreement as described in Note 11. The loss of or a substantial reduction in Statements of Work from the Company's major customers could have a material effect on the consolidated financial statements.

Note 5—Property and equipment

Property and equipment at December 31, 2019 and 2018 consisted of the following:

	Useful Lives	2019	2018
Computer equipment	3 Years	$ 24,718	$ 21,539
Internally developed software	5 Years	1,696,258	1,141,502
Property and equipment, gross		1,720,976	1,163,041
Less accumulated depreciation		(553,829)	(259,284)
Property and equipment, net		$ 1,167,147	$ 903,757

Depreciation expense for the years ended December 31, 2019 and 2018 totaled $295,756 and $174,225, respectively.

Note 6—Investment in related party

In August 2018, Emergent and three of the Company's shareholders entered into a stock purchase agreement, in conjunction with the Stock Subscription Agreement between the Company and Emergent as described in Note 10, whereby Emergent acquired 447,115 shares of common stock in the Company in a non-monetary exchange from those shareholders whereby the shareholders obtained 9.62 Class A Units of Emergent. As this transaction was between shareholders of the Company there was no impact on the Company's consolidated financial statements for the year ended December 31, 2018.

In July 2019, the Company acquired those 9.62 Class A Units of Emergent from the Company's shareholders in exchange for 447,115 shares of common stock in the Company. We do not have any employees on the Emergent Board of Directors or other abilities to influence the Company and our investment. Management recorded the value of these shares on the transaction date at a fair value of $962,000, which the Company determined by reference to transactions in the Company's units, as well as information obtained from Emergent regarding the value of the Emergent units exchanged at the time of the original transaction in August 2018.

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 6—Investment in related party (continued)

The Company adopted ASU 2016-01, *Financial Instruments*, during the year ended December 31, 2019. As a result, the Company accounts for this investment under ASC 321, *Investments - Equity Securities*. The Company does not believe these shares have a readily determinable fair value as defined in the standard and as a result measures the investment at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company is also not aware of other transactions involving Emergent units that would provide a material change in fair value as of the end of the year, and we did not record an impairment as of December 31, 2019 after performing an assessment searching for such indicators of impairment.

Note 7—Goodwill and intangible assets

There were no changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018.

Intangible assets at December 31, 2019 and 2018 consisted of the following:

	Useful Lives	2019		2018	
Patent application costs	3 Years	$	24,216	$	24,216
Accumulated amortization			(15,444)		(8,146)
Intangible assets, net		$	8,772	$	16,070

Amortization expense for the years ended December 31, 2019 and 2018 totaled $7,298 and $5,494, respectively.

Estimated future amortization expense of intangible assets is as follows:

Years Ending December 31,		
2020	$	7,467
2021		1,305
	$	8,772

Note 8—Commitments and contingencies

Operating Leases – The Company leased office space in Georgia and North Carolina under various operating lease arrangements on a quarter by quarter basis. As of December 31, 2019 there were no minimum lease commitments. Rental expense totaled $40,227 and $73,130 for the years ended December 31, 2019 and 2018, respectively.

Litigation – The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers or directors in connection with its business.

F-15

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 9—Borrowings

Convertible Notes Payable

Convertible notes payable at December 31, 2019 and 2018 consisted of the following:

Date Issued	Valuation Cap	2019	2018
August 18, 2017	$ 13,000,000	$ -	$ 2,000,000
December 16, 2016	4,900,000	100,000	100,000
November 14, 2016	2,500,000	15,000	15,000
September 30, 2016	4,500,000	-	500,000
December 3, 2019	n/a	700,000	-
Total principal outstanding		815,000	2,615,000
Plus accrued interest		17,250	201,070
Total convertible notes payable		$ 832,250	$ 2,816,070

On August 18, 2017 and September 30, 2016, the Company entered into convertible promissory notes with an investor in which the Company received $2,000,000 and $500,000, respectively, through the issuance of the convertible promissory notes. The convertible notes payable accrues interest at 5% per annum. The principal, together with all accrued and unpaid interest, was initially due prior to December 31, 2019 and is not pre-payable unless there is a change in control. The convertible promissory notes were assumed by Emergent on July 1, 2019 in exchange for a SAFE in relation to the Settlement Agreement with Emergent described in Note 11.

On December 16, 2016, the Company entered into a convertible promissory note with an investor in which the Company received $ 100,000 through the issuance of the convertible promissory note and a warrant to purchase $50,000 of common stock. The convertible notes payable accrues interest at 5% per annum. The principal, together with all accrued and unpaid interest, was initially due on December 16, 2018 and is not pre- payable unless there is a change in control. An extension was granted by the investor to extend the maturity date to June 30, 2020, and as a result is included as a current liability in the accompanying consolidated balance sheets.

As certain of the convertible notes payable issued include warrants issued, U.S. GAAP requires that the proceeds from the sale of debt instruments with a separate equity instrument be allocated to the two elements based upon the relative fair values of the debt instrument without the warrant and of the warrant itself at the time of issuance. The portion of the proceeds allocated to the common stock shall be accounted for within stockholders' equity as additional paid-in capital and recorded as a debt discount and be charged to interest expense over the life of the convertible notes. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction. Also, any embedded conversion features present in the convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in-capital. The convertible notes payable issued include the following conversion terms:

(a) *Automatic Conversion – Qualified Financing*: Upon the consummation of a Qualified Financing, the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) automatically shall convert into a number of shares of Stock in the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the Conversion Price.

F-16

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 9—Borrowings (continued)

(b) Optional Conversion – Non-Qualified Financing: At any time concurrently with or within thirty (30) days after the consummation of a Non-Qualified Financing, the Majority Holders, subject to the terms and conditions set forth herein, shall have the right to convert all, but not less than all, of the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) into a number of shares of Stock in the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the Conversion Price.

(c) Optional Conversion: On any date after the date of this Note, the Majority Holders, subject to the terms and conditions set forth herein, shall have the right to convert all, but not less than all, of the aggregate outstanding principal and accrued and unpaid interest on this Note (and the aggregate balances of all Notes) into a number of shares of Common Stock equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the price per share equal to the quotient of (x) the Valuation Cap divided by (y) the aggregate number of shares of the Common Stock outstanding immediately prior to the effective date of such election noted below (assuming full conversion or exercise of all convertible and exercisable securities then outstanding or reserved, including, without limitation, all issued options and equity grants, the balance of any authorized (but unissued) equity incentive pool and any shares of treasury stock, but excluding the Notes).

Conversion Price: The conversion price for each note is to be at the lesser of (a) the price per share of Stock received by Borrower in a Qualified or Non-Qualified Financing and (b) the price per share equal to the quotient of (i) the Valuation Cap divided by (ii) the aggregate number of shares of Borrower's common stock ("Common Stock") outstanding.

Qualified Financing: The Borrower's next equity financing occurring on or before the Maturity Date, in which the Borrower raises $2,000,000 or more in cash through the sale and issuance of preferred stock.

The conversion features described above include changes to the conversion terms that would only be triggered by future events not controlled by the Company and are considered contingent conversion options and as a result the intrinsic value of such conversion and repayment options shall not be recognized until and unless the triggering event occurs.

The fair value of the warrant issued in connection with the convertible promissory note on September 30, 2016 was determined to be $4,033 per share and had a relative fair value of $201,750, which was recorded as a debt discount to the convertible notes payable and to additional paid-in capital during the year ended December 31, 2016, and which was amortized to interest expense in the amounts of $-0- and $75,656 during the years ended December 31, 2019 and 2018, respectively. The fair value of the warrant was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions: fair value of common stock of $4,349, exercise price of $1,333, risk free interest rate of 5%, dividend yield of 0%, expected volatility of 83%, and contractual term of ten years.

The warrant issued in connection with the convertible promissory note on December 16, 2016 was determined to have a relative fair value of approximately $20,000 which was recorded as a debt discount to the convertible notes payable and to a warrant liability (due to the variable number of shares that can be issued to satisfy the warrant) during the year ended December 31, 2016, and which was amortized to interest expense in the amounts of $0 and $10,000 during the years ended December 31, 2019 and 2018, respectively.

F-17

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 9—Borrowings (continued)

On November 14, 2016, the Company entered into a convertible promissory note with an investor in which the Company received $15,000 through the issuance of a convertible promissory note. The convertible note accrues interest at 5% per annum. The principal, together with all accrued and unpaid interest, was initially due on November 14, 2018 and is not pre-payable without the consent of the investor. This convertible note payable had an auto-conversion feature upon a Qualified Financing in which the Company sells at least $1,000,000 of any capital stock. The conversion price equals the lesser of (i) 80% of the per share price based by other investors or (ii) the price equal to the quotient of $2,500,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing. The Company notes that the 20% discount on the conversion price represents a beneficial conversion feature and shall be recognized separately at issuance by allocating a portion of proceeds equal to its intrinsic value as additional paid-in capital and a corresponding debt discount which resulted in approximately $3,000 in interest expense recognized over the two year term. The auto- conversion feature was triggered by the Emergent subscription agreement entered into on August 22, 2018. The Company notes the $15,000 convertible note payable is convertible into 8,013 shares of the Company's common stock. Such shares were not issued and outstanding at December 31, 2018 but are considered by management to be the rights of the investor. Due to the conversion, the $15,000 is included as a noncurrent liability in the accompanying consolidated balance sheets.

The Company entered into two separate convertible promissory notes for $160,000 with Emergent on June 29, 2018 and July 26, 2018. The convertible notes payable accrued interest at 5% per annum and converted into common stock in conjunction with the Emergent subscription agreement entered into on August 22, 2018 as described in Note 10.

On December 3, 2019, the Company entered into a convertible promissory note with a customer in which it received $700,000. Interest accrues at a rate of 0% through December 31, 2020, then 5% thereafter. All unpaid principal and accrued interest shall be due on December 31, 2020 (i.e. the maturity date). However, in the event that the note is not converted into equity securities of the Company, the maturity date shall be extended to December 31, 2025. There are several ways the note can be converted, including automatic conversion and voluntary conversion. In conjunction with this agreement, the Company also entered into a side letter agreement with the customer in which the parties established their rights with respect to sales transactions, subject party investments, etc.

Factoring Agreement

On June 18, 2019, the Company entered into a factoring agreement with a creditor that provided the Company with $100,000 upfront in exchange for the Company providing $133,000 of future cash receipts over the next year (weekly increments of $2,558). At December 31, 2019, the balance on this agreement was paid off and total interest expense incurred under the arrangement was $26,529.

Note 10—Stockholders' equity

At December 31, 2019, the Company was authorized to issue 9,500,000 shares, consisting of (a) 7,500,000 shares of common stock and (b) 2,000,000 shares of preferred stock. Shares of common stock are designated as Class A Shares or Class B Shares. The Class A Shares and Class B Shares are identical in all respects except as stated below. The holders of Class A Shares are entitled to one vote for each Class A Share held at all meetings of stockholders. Except as required by applicable law, the holders of Class B Shares shall have no voting rights with respect to such shares; provided, that the holders of Class B shares shall be entitled to vote (one vote for each Class B Share held) to the same extent that the holders of Class A Shares would be entitled to vote on matters as to which non-voting equity interests are permitted to vote. There were no Class B Shares issued and outstanding as of December 31, 2019 and 2018.

F-18

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 10—Stockholders' equity (continued)

Shares of preferred stock are designated as Series A preferred stock. The holders of Series A preferred stock have liquidation preference over the holders of common stock in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event as defined by the Amended and Restated Certificate of Incorporation. The holders of Series A preferred stock are entitled to a number of votes equal to the number of whole shares of common stock into which the share of preferred stock are convertible as of the record date. The Series A preferred stock is convertible into common stock at the option of the holder by dividing the original issue price of the Series A preferred stock by the Conversion Price for the common stock as defined by the Amended and Restated Certificate of Incorporation. The Series A preferred stock is also subject to a mandatory conversion upon either (1) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities ACT of 1933, or (2) the date and time, or the occurrence of an event, specified by a vote of the majority holders of Series A preferred stock.

The Company may declare dividends that would be pro rata on the common stock and Series A preferred stock on a pari passu basis according to the number of shares of common stock held by the holders or the number of shares of common stock issuable upon conversion of the Series A preferred stock. No dividends have been declared during the years ended December 31, 2019 or 2018.

The Company entered into three Secured Loan Agreements with various employees on August 16, 2017. The Company issued 105,769 shares of the Company's common stock in exchange for $225,000 in stockholders' notes receivable. Interest accrues on these Secured Loan Agreements at a rate equal to the Wall Street Journal Prime Rate and accrues interest on a compounded basis annually, provided, however, that so long as the loan holders remain employed by the Company, the interest rate shall be abated to the Applicable Federal rate at August 2017 of 0.96% per annum.

The Company entered into a Subscription Agreement on August 22, 2018 with Emergent. The Company issued 226,763shares of common stock, which represented approximately 15% of the outstanding shares of common stock, in exchange for a cash investment of $3,000,000 from Emergent. Emergent agreed to provide cash contributions based on the following schedule:

(a) $500,000 less repayment of two bridge loans of $160,000 each plus accrued interest received on August 22, 2018, and

(b) $250,000 on the first business day in September 2018 and then an additional $250,000 each month for the next nine calendar months.

During the years ended December 31, 2019 and 2018, the Company received $1,000,000 and $1,500,000, respectively, from Emergent under the Subscription Agreement.

At December 31, 2018, $1,000,000 is reflected as a stock subscription receivable asset in the accompanying consolidated balance sheets since the cash was received in 2019 prior to the issuance of these consolidated financial statements.

At December 31, 2018, $500,000 is reflected as a stock subscription receivable contra equity in the accompanying consolidated balance sheets since the cash was never received in 2019 prior to the Settlement Agreement entered into as described in Note 11.

F-19

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 10—Stockholders' equity (continued)

Furthermore, in addition to the $3,000,000 paid for 15% of the Company's issued and outstanding common stock, Emergent, without further payment, will be issued additional common stock to maintain the interest acquired at 15%, or a lesser percentage will be purchased based on a fraction of the $3,000,000 funded through the calculation date, of the outstanding shares of the Company in the event that any convertible note, SAFE or other convertible instrument is converted or warrant or other right exercised resulting in a dilution of Emergent's interest. These additional shares of common stock shall be duly authorized, validly issued, fully paid, and nonassessable, and free and clear of all encumbrances. No such additional shares were ever issued to Emergent under these terms prior to the Settlement Agreement entered into that terminated the Subscription Agreement as described in Note 11.

On September 27, 2019, the Company issued 62,874 shares of Series A preferred stock to an investor for $700,000.

In conjunction with the issuance of Series A preferred stock to an investor on September 27, 2019, the Company's SAFE liability for $750,000 automatically converted into Series A preferred stock. This automatic conversion took place due to the implied pre-money valuation at which the 62,874 Series A preferred stock were issued in exchange for $ 700,000. The automatic conversion occurred as the same price paid per share resulting in the Company issuing 67,366 shares of Series A preferred stock in relation to the automatic conversion.

On October 24, 2019, by written consent of the stockholders, the Company effected a 1602.564102-for-1 forward stock split. All share and per share amounts in these consolidated financial statements have been retroactively restated to reflect the stock split.

Note 11—Stock subscription termination agreement

Effective July 1, 2019, the Company entered into a settlement agreement with Emergent in which the following terms were agreed upon:

1) The subscription agreement, dated August 22, 2018, was terminated, and the remaining $500,000 that Emergent owed the Company under the agreement was extinguished.

2) Emergent assumed two convertible notes payable totaling $2,500,000 plus accrued interest of $248,611 and extinguished the Company's obligation to reimburse Emergent for the convertible notes.

3) Emergent extinguished the Company's obligation to reimburse Emergent for the Company's $137,935 of expenses that were previously covered by Emergent.

4) The Company and Emergent entered into a technical services agreement in which the Company will provide certain technical services to Emergent for $274,593.

5) The Company and Emergent entered into a license agreement in which the Company assigned all rights/title to the Emergent Implementation to Emergent and issued a perpetual, irrevocable license to Emergent of the General Purpose Material and the Intellectual Property Rights.

6) The Company and Emergent entered into a referral agreement in which Emergent can act as a channel partner and sell the Company's products in exchange for commissions on those sales.

7) The Company and Emergent entered into a SAFE in which Emergent obtained the right to shares of the Company's stock (purchase amount of $2,111,953 and valuation cap of $20,000,000) that would be exercised upon a qualified equity financing. A put option also exists in this agreement in which at the earlier of 18 months from the agreement date and the date on which the Company has raised more than $7,000,000 of qualified equity financing, Emergent may require repayment of the unrepaid element of the purchase amount and the Company would be required to make such repayment.

8) The Company had to issue an additional 447,115 shares because three of the Company's investors exchanged their 9.62 Emergent A Units for 447,115 shares of common stock of the Company.

9) Reach Ventures transferred its warrant to purchase 80,128 shares of common stock to Emergent.

F-20

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 12—Noncontrolling interest related to joint ventures

The Company developed several operating activities that evolved into valuable business ventures with Trusted Mail and Finnovation. Eventually the Company decided to incorporate, staff, and capitalize these entities as they were not perfectly aligned with the overall business objectives. The Company's plan is to hire a new CEO for Trusted Mail in 2020 and relaunch the business using the existing technology it has developed.

The Company holds a controlling interest in both Trusted Mail and Finnovation and as a result consolidates both joint ventures into its consolidated financial statements.

Note 13—Stock awards and stock-based compensation

From time to time the Company may issue stock awards in the form of common stock grants or restricted stock grants with vesting/service terms. Stock awards are valued on the grant date using the post-money valuation of the most recent round of financing for the Company. Stock-based compensation recognized during the years ended December 31, 2019 and 2018 totaled $40,218 and $293,255, respectively, and is included in selling, general, and administrative in the accompanying consolidated statements of operations. Prior to 2019, all stock grants were fully vested and there was no unrecognized stock-based compensation as of December 31, 2018 for awards granted through December 31, 2018.

During the year ended December 31, 2019, the Company granted stock-based awards to two employees based on a fixed dollar amount in stock earned per month. As a result, the Company has accrued a share liability for $40,218 which is included in accrued expenses in the accompanying consolidated balance sheets.

Note 14—Warrants

As of December 31, 2019, the Company has issued an investor a warrant to purchase 80,128 shares of common stock with an exercise price of $1,333.33 per share. The warrant was issued on September 30, 2016. There is no vesting period, and the warrant expires in 10 years from the issuance date. The Company used a Black-Scholes-Merton pricing model to determine the fair value of the warrant as described in Note 9.

As of December 31, 2019, the Company has issued a customer a warrant to purchase 80,128 shares of common stock with an exercise price of $5,000 per share. The warrant was issued on November 9, 2016. There is no vesting period, and the warrant expire in 10 years from the issuance date. The Company used a Black-Scholes-Merton pricing model to determine the fair value of the warrant. The fair value of the warrant issued in connection with the customer contract was determined to be $3,665 per share and had a fair value of $183,250 which was recorded as a deferred contract acquisition asset and to additional paid-in capital during the year ended December 31, 2016 and which was amortized as a revenue discount in the amounts of $-0- and $ 85,532 during the years ended December 31, 2019 and 2018, respectively. The fair value of the warrant issued is recorded as a revenue discount as it is considered a sales incentive. The fair value of the warrant was estimated on the date of grant using the Black-Scholes-Merton model and was valued using the following assumptions: fair value of common stock of $4,349, exercise price of $5,000 risk free interest rate of 5%, dividend yield of 0%, expected volatility of 83%, and contractual term of ten years.

F-21

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 14—Warrants (continued)

As of December 31, 2019, the Company has issued a customer a warrant to purchase up to $1,000,000 of capital stock in a future round of financing at a 20% discount of the lowest price paid by another investor. The warrant was issued on November 9, 2016. There is no vesting period, and the warrant expires in 10 years from the issuance date. The Company evaluated the provisions of ASC 480, *Distinguishing Liabilities from Equity*, noting the warrant should be classified as a liability due to its settlement being for a variable number of shares and potentially for a class of shares not yet authorized. The warrant was determined to have a fair value of $250,000 which was recorded as a deferred contract acquisition asset and to a warrant liability during the year ended December 31, 2016 and was amortized as a revenue discount in the amounts of $-0- and $116,668 during the years ended December 31, 2019 and 2018, respectively. The fair value of the warrant was estimated on the date of grant by estimating the warrant's intrinsic value on issuance using the estimated fair value of the Company as a whole in relation.

As of December 31, 2019, the Company has issued an investor warrants to purchase $50,000 of common stock. The warrants were issued on December 16, 2016. There is no vesting period, and the warrants expire in 10 years from the issuance date. The Company recorded the warrants at fair value and classified the warrant as a liability as described in Note 9.

As of December 31, 2019, the Company has issued a warrant to purchase five shares of common stock with an exercise price of the lower of (i) the last 409a valuation of the Company's common stock or (ii) the quotient of $1,000,000 divided by the aggregate number of the Company's fully diluted capitalization upon exercise. The warrants were issued on January 4, 2016 under an accelerator program. There is no vesting period, and the warrants expire in 10 years from the issuance date.

The following table presents the change in the liability balance associated with the liability-classified warrants, which are classified in Level 3 of the fair value hierarchy for the years ended December 31:

	2019	2018
Balance, beginning of period	$ 287,750	$ 277,419
Change in fair value	-	10,331
Balance, end of period	$ 287,750	$ 287,750

Note 15—SAFE liabilities

As of December 31, 2019 and 2018, the Company had SAFE liabilities of $2,236,953 and $867,708, respectively. See Note 10 regarding the conversion of the $750,000 SAFE liability to Series A preferred stock during the year ended December 31, 2018. See Note 11 regarding the SAFE issued to Emergent for $2,111,953.

On July 13, 2017, Trusted Mail entered into a Common Stock Purchase Agreement with an investor and issued 150 shares of Trusted Mail common stock in exchange for $ 1,500, which represented 15% of the authorized capital as of the agreement date. Subsequently on August 18, 2017, Trusted Mail entered into a SAFE with this same investor in exchange for $100,000. Under the terms of the SAFE, Trusted Mail issued the right to receive $100,000 worth of Preferred Stock in a future equity financing at a 20% discount. The Company is accreting the SAFE liability to its fair value including this 20% discount over an expected outstanding period of two years. Noncash interest expense recognized on this SAFE liability during the years ended December 31, 2019 and 2018 totaled $7,292 and $12,500, respectively. The outstanding balance of the SAFE liability at December 31, 2019 and December 31, 2018 totaled $125,000 and $117,708, respectively.

F-22

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 15—SAFE liabilities (continued)

There is also a Put Right related to the investor's 15% ownership in Trusted Mail. In the event that (i) Trusted Mail enters into an agreement with a third party that has a competitive business model that would result in competitive business activities by Trusted Mail, or (ii) Trusted Mail engages in competitive business activities, the investor has the right to require Trusted Mail to repurchase all but not less than all the shares or securities of Trusted Mail owned by the investor and its affiliates. The fair market value of this put right was $-0- at both December 31, 2019 and 2018. Subsequent to December 31, 2019, this SAFE liability was extinguished in exchange for warrants granted by the Company (see Note 20).

The following tables present the change in the SAFE liabilities balance, which are classified in Level 3 of the fair value hierarchy, for the years ended December 31:

	2019	2018
Balance, beginning of period	$ 867,708	$ 855,208
Issuance of SAFEs	2,111,953	-
Conversion of SAFE to Series A preferred stock	(750,000)	-
Accretion of discount	7,292	12,500
Balance, end of period	$ 2,236,953	$ 867,708

Note 16—Income taxes

The components of income tax expense are as follows for the years ended December 31:

	2019	2018
Current:		
U.S. Federal	$ -	$ -
U.S. State	-	-
Non U.S.	8,184	6,932
	$ 8,184	$ 6,932
Deferred:		
U.S. Federal	$ -	$ -
U.S. State	-	-
Non U.S.	-	-
	$ -	$ -
Total income tax expense	$ 8,184	$ 6,932

F-23

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 16—Income taxes (continued)

Temporary differences that give rise to significant portions of the deferred tax assets are as follows at December 31:

	2019	2018
Deferred Tax Assets:		
Net operating losses	$ 1,551,251	$ 879,437
Property and equipment, net	36,125	189,368
Other - accruals	108,123	92,379
Total Deferred Tax Assets	1,695,499	1,161,184
Valuation allowance	(1,695,499)	(1,161,184)
Deferred Tax Assets, Net	$ -	$ -

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific deferred tax assets, including the Company's past and anticipated future performance, the reversal of deferred tax liabilities, the length of carry-back and carry-forward periods, and the implementation of tax planning strategies.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of deferred tax assets when significant negative evidence exists. The Company's cumulative losses in recent years are the most compelling form of negative evidence considered by management in making this determination. For the years ended December 31, 2019 and 2018, the net increase in the total valuation allowance was $534,315 and $515,191, respectively, and management has determined that based on all available evidence, a valuation allowance of $1,695,499 and $1,161,184 is appropriate at December 31, 2019 and 2018, respectively.

At December 31, 2019, the Company had net operating loss carrying forwards of $5,750,929. Net operating losses generated prior to December 31, 2017 total $574,051 and will expire in 2037. Net operating losses generated subsequent to December 31, 2019 total $5,176,878 and have an indefinite life.

Note 17—Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following at December 31:

	2019	2018
Prepaid operating expenses	$ 38,408	$ 37,859
Rent deposit	1,626	1,626
VAT receivable associated with SAIT	34,232	37,521
R&D credit receivable against payroll taxes	47,384	-
Miscellaneous receivable	1,040	-
	$ 122,690	$ 77,006

F-24

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 18—Other assets

Other assets consisted of the following at December 31:

	2019	2018
R&D credit receivable against payroll taxes	$ 47,010	$ 94,394
	$ 47,010	$ 94,394

Note 19—Related party transactions

Related party receivables of $16,322 and $97,894 at December 31, 2019 and 2018, respectively, relate to amounts owed from other organizations as reimbursements for employees that participated in the Company's Professional Employer Organization ("PEO"). These other organizations share common management with the Company as well as a certain investor. During certain months in 2018, employees from these other organizations sublet space in the offices that the Company occupied and share benefit plans in order to gain competitive rates for both the Company and these other organizations. Subsequent to December 31, 2019, these other organizations moved out of the Company's offices, no longer share in the PEO, nor have common management. Amounts owed from these other organizations as reimbursements at December 31, 2019 and 2018 totaled $16,322 and $ 7,500, respectively. Related party receivables also consisted of amounts owed from an investor at December 31, 2019 and 2018 that totaled $-0- and $16,559, respectively, and amounts owed from Emergent at December 31, 2019 and 2018 that totaled $-0- and $73,835, respectively.

Related party payables of $198,744 and $191,691 at December 31, 2019 and 2018, respectively, primarily relate to amounts owed to 10Clouds, the Company's third party contractor for software development and investor in the Company through the Series A preferred stock, and smaller amounts payable to members of management as expense reimbursements. Total costs incurred in relation to 10Clouds for the years ended December 31, 2019 and 2018 totaled approximately $986,000 and $905,000, respectively, of which certain amounts were recorded as capitalized internal-use software, research and development and cost of services.

The Company has entered joint ventures with Trump Stamp Fintech Limited and Trump Stamp Cayman. Trust Stamp Fintech Limited is a company incorporated in the United Kingdom by the Company's management. The purpose of this entity was to establish beachhead operations in the country in order to service a contract entered by the Company with the National Association of Realtors and Property Mark. This entity remains separate from the Company's operations and serves as a sales and marketing function for the product "NAEA" which was developed for the contract between the listed parties. Trust Stamp Cayman was established with the intention of taking advantage of enterprise grants which were offered by the Cayman National Government's Enterprise Zone. No operations were established. Due to common ownership of the Company and these two entities, the Company has funded all operating expenses since inception and as a result, the operations of these entities are included in the consolidated financial statements. Total expenses incurred by the Company in relation to these joint ventures during the years ended December 31, 2019 and 2018 totaled $-0- and $94,343, respectively.

A member of management provides legal services to the Company from a law firm privately owned and separate from the Company. Certain services are provided to the Company through this law firm. Total expenses incurred by the Company in relation to these services totaled $91,618 and $-0- during the years ended December 31, 2019 and 2018, respectively. No amounts are payable as of December 31, 2019.

As described in Note 11, the Company rendered services to Emergent under a Statement of Work as part of the July 1, 2019 settlement agreement. Total revenue recognized under this Statement of Work totaled $274,593 during the year ended December 31, 2019 and was a part of the extinguishment and not realized in cash.

F-25

T STAMP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 20—Subsequent events

Subsequent events have been evaluated through February 28, 2020, the date these consolidated financial statements were available to be issued.

Agreements with Advisory Board Members

During January and February 2020, the Company entered into agreements with new advisory board members and employees to issue payments and stock in exchange for services rendered to the Company on a monthly basis.

Stock Awards

On January 18, 2020, the Company allocated a total of 206,667 shares of common stock held by TSIH to various employees. The stock awards only vest upon the Company being listed on a public market. The allocation would also vest immediately with no hold period upon a Company transaction that would result in a third party acquiring control of the Company as the Company will seek to have the acquirer agree to purchase reserved stock for cash.

In the event of a listing or public market allocation, there will be a hold period for the stock after issuance. Once issued, 25% will be saleable immediately, then 25% will be saleable each 90 days thereafter. The Company will pay a (taxable) cash bonus to cover the issue value of the shares when allocated. There is no entitlement to a cash bonus in lieu of our issuing and paying for the stock allocation.

Tripartite Agreement

On February 4, 2020, the Company entered into a tripartite agreement with Emergent and 10Clouds whereby:

1) The Company received a Purchase Order from Emergent in which Emergent requested $300,000 worth of services to be provided by the Company under mutually agreed Statements of Work from the effective date through December 31, 2020. The intention of these services are to reduce the Emergent SAFE amount owed by the Company.
2) The Company will enter into Statements of Work with 10Clouds for appropriate sub-contract work under the Purchase Order.
3) The Company issued an additional SAFE to 10Clouds for $200,000 subject to an absolute right for the Company at its option to redeem that $200,000 for cash or settle it through the conversion to Series A preferred stock.
   Emergent reduces the balance due on the Emergent SAFE by $500,000 with immediate effect and asserts the outstanding balance to be $1,611,953.

Issuance of Warrants

On January 23, 2020, the Company entered a warrant agreement with Second Century Ventures, LLC ("SCV"). The Company will issue to SCV a warrant to purchase 932,111 shares of the Company's common stock at a strike price of $8.00 per share in exchange for $300,000 in cash and platinum sponsorship status with a credited value of $100,000 per year for three years.

The Company also entered a warrant agreement with REach Ventures 2017 LP ("REach"). The Company will issue to REach a warrant to purchase 186,442 shares of the Company's common stock at a strike price of $8.00 per share in exchange for the cancellation of the $100,000 SAFE issued on August 18, 2017 by the Company's affiliated Trusted Mail with an agreed value of approximately $120,000.

Note Payable and Additional Warrants

On April 22, 2020, the Company entered into a promissory note for $350,000 with SCV in which the Company received net proceeds of $345,000. The unpaid principal, together with any then unpaid and accrued interest and any other amounts payable shall be due and payable on April 22, 2021 or in an event of default or a change in control as defined in the agreement. The note accrues interest at a rate of 8% per annum, compounded monthly.

Concurrently with the issuance of the note on April 22, 2020, the Company entered into a warrant agreement to purchase Class A Shares of Common Stock of the Company with SCV. The warrant agreement issued SCV a warrant to purchase 15,000 shares at a strike price of $0.01 per share through April 22, 2021. At the expiration of the warrant agreement the warrants will be automatically exercised if the fair market value of the exercise shares exceeds the exercise price. If at any time during the term the fair market value of the exercise shares exceeds five times the exercise price the Company shall provide SCV written notice and SCV may elect to exercise the warrant. If at any time during the term of the warrant agreement any portion of the Class A Shares of Common Stock are converted to other securities the warrants shall become immediately exercisable for that number of shares of the other securities that would have been received if the warrant agreement had been exercised in full prior to the conversion and the exercise price shall be adjusted.

In conjunction with the Company entering into the promissory note, TSIH entered into a guaranty and stock pledge agreement with SCV on April 22, 2020. As part of this agreement the payment and performance of the note are secured by 65,000 Class A Shares of the Common Stock of the Company pledged through TSIH.

F-26